ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-223208

July 13, 2020



HSBC US Sustainable Investment Opportunities

HSBC is pleased to offer a unique investment opportunity – one of the first of its kind in the US. These market-linked investment assets are pledged towards projects that align with the UN Sustainable Development Goals framework, and their performance is tied to the performance of an ESG-aligned US equity index. HSBC is also a corporate member of a United Nations Global Compact and Global Reporting Initiative-led Action Platform Reporting whose work aims to promote and facilitate corporate reporting on Sustainable Growth Investments.

HSBC Sustainable Development Goals (SDG) Bonds

Use of Proceeds

The HSBC SDG Sustainable Investment Framework is an example of our strategic commitment to sustainability and support for our customers and clients in this important area

The sectors the HSBC Sustainable Investment Bond proceeds comply with the United Nations Sustainable Development Goals and give a framework for ending poverty and reversing the human impact on our plant.



Climate Change

Eligibility criteria: Adaptation projects that demonstrably contribute to reducing vulnerability to climate change identified in the project area and do not increase carbon emissions

Examples: Natural disaster prevention infrastructure; Education programmes to increase awareness and knowledge on climate related issues



SDG Bonds in Action >

Funds raised by US SDG Bond issuances will go towards a multitude of green and sustainable projects; one such example is a wind energy project in South Dakota. The funding will go towards development of turbines, an operations and maintenance building, and two substations. South Dakota is home to rapid expansion of wind turbines, and ranks third in the nation for the number of homes that are powered by wind energy.



Communities

Eligibility criteria: Activities that expand or maintain the supply of affordable housing; Activities that expand or maintain access to sustainable transport systems

Examples: Rail transportation projects for public use; Development of roads in areas that lack connectivity, or in areas lacking infrastructure; Construction of Social Housing; Right to Buy schemes



Infrastructure

Eligibility criteria: Develop quality, reliable, sustainable infrastructure, to support affordable and equitable access for all as well as economic development and human well-being

Examples: Rail transportation projects; Development of roads in areas that lack connectivity, or infrastructure; Communication projects including internet and cell coverage



Clean Water

Eligibility criteria: Activities that expand public access to safe and affordable drinking water; provide access to adequate sanitation facilities; improve water quality; increase water-use efficiency

Examples: Water supply & Water treatment; Water saving systems, technologies and metering



Clean Energy

Eligibility criteria: Generation of energy from renewable sources; Construction / expansion of distribution networks; Manufacture of renewable energy technology; Development of products that reduce energy consumption

Examples: Renewable energy projects; Grid expansion / development that carries a minimum of 85% renewable energy



Quality Education

Eligibility criteria: Activities that expand access to primary, secondary, adult and vocational education; emphasize gender equality and minority inclusion in education; improve educational infrastructure

Examples: Construction of schools; Construction of Campus; Construction of student housing; Educational grants; Training for educational professionals



Health Care

Eligibility criteria: Activities that strengthen the capacity for provisions of free or subsidized healthcare, and early warning, risk reduction and management of health crises

Examples: Hospitals; Healthcare centres; Training for medical professionals; Vaccines / medicines; Provision / distribution of healthcare equipment and services

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The Investment in HSBC's Sustainable Structured Investment

HSBC is embracing the catalyzing role its lending activities can play towards the achievement of the United Nations' Sustainable Development Goals (UNSDGs). **The bank has pledged $100 billion in sustainable financing by 2025**.

The amount raised by your Sustainable Structured Investment will support projects that are closely aligned with several of these goals, and may include building hospitals, schools, small scale renewable energy power plants, LEED certified buildings, public railway systems, and more.

How it works

HSBC pledges to commit the amount raised by Sustainable Structured Investments to support projects that align with the United Nations Sustainable Development Goals.



The Investment

Investor chooses the right Sustainable Structured Investment tenor, downside protection, and return option that works with their personal financial goals



The Returns

The Sustainable Structured Investment's returns are linked to the performance of the S&P 500 ESG Index, or other ESG related benchmarks, when held to maturity



Use of Proceeds

The proceeds from the Sustainable Structured Investments are used to support projects that adhere to the United Nations Sustainable Development Goals

S&P 500 ESG Index

The Market Opportunity: S&P 500 ESG Index

The S&P 500 ESG Index is a market-capitalization-weighted index, targeting securities that meet industry-specific sustainability criteria. The S&P ESG 500 Index was launched to provide Sustainable Investment alternatives to leading market benchmarks

S&P 500 ESG Index: Construction Methodology

The index targets 75% of the float market capitalization (FMC) of each GICS (Global Industry Classification Standard) industry group within the S&P 500, using the S&P Dow Jones Industrial ESG Scores for each constituent selection. Certain companies are excluded based on specific business activities



ESG Scoring

Sort eligible constituents, within their industry groups, according to ESG score.



Company Ranking

Beginning with the constituent earning the highest ESG score, select top 75% of companies by market capitalization in order of decreasing ESG score



Hitting the Target

Balance constituent's and industry group's weights to closely reflect the S&P 500's composition

S&P 500 ESG Index Performance


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S&P 500
S&P 500 ESG Index

The S&P 500 ESG Index is designed to meet this complex demand. The S&P 500 ESG Index is constructed for the core of a portfolio, unlike many ESG indices which are thematic or narrow in their focus.

- **Benchmark** - Create an index with similar risk/return profile as other benchmark indexes, such as the S&P 500
- **Exclude** - Remove companies that do not meet ESG Values as set out by the UN Global Compact and the S&P Values scoring
- **Connect** - Provide investors with an investable index that aligns their socially responsible needs with their financial goals

Client Approved HSBC Sustainable Investment Information

Below you'll find client approved infomation about the HSBC SDG Investment, S&P 500 ESG Index, and other useful information about ESG investing.


HSBC's Commitment
to the UN Sustainable Development Goals
HSBC's Sustainable Structured Investments
HSBC SDG Investment: How it works

The HSBC SDG Investment Information Sheet ›


HSBC Quick Facts
S&P 500® ESG Index
The S&P 500 ESG Index
Index Objectives
Hypothetical & Historical Comparison Data
S&P 500 ESG Index & S&P 500

The S&P 500 ESG Index Information Sheet ›


HSBC Sustainable Development Investments
HSBC

The HSBC Structured Product Fact Sheet

If you would like further information about HSBC's Sustainable Structured Investments, contact your Financial Advisor.

Disclaimer

This website is for informational purposes only and intended to provide a general overview of HSBC's commitment to the UN Sustainable Development Goals and the S&P 500® ESG Index and does not provide the terms of any specific issuance of structured investments. Prior to any decision to invest in a specific structured investment, investors should carefully review the disclosure documents for such issuance which contains a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information.

HSBC Bank USA, N.A. and HSBC USA Inc., are members of the HSBC Group. Any member of the HSBC Group may from time to time underwrite, make a market or otherwise buy and sell, as principal, structured investments, or together with their directors, officers and employers may have either long or short positions in the structured investments, or stocks, commodities or currencies to which the structured investments are linked, or may perform or seek to perform investment banking services for those linked assets mentioned herein.

Prior to investing in any debt obligation issued by HSBC USA Inc. or HSBC Bank USA, N.A. or any certificate of deposit issued by HSBC Bank USA, N.A., you should carefully review the related disclosure document to understand the risks related to the debt obligation or certificate of deposit and the specific issuer. This brochure discusses a number of different HSBC entities and you should fully inform yourself about the specific HSBC issuer prior to making any investment in its debt obligations. HSBC Holdings plc, HSBC North America Holdings Inc. and other affiliated entities are not liable for any of the obligations of HSBC USA Inc. or HSBC Bank USA, N.A.

HSBC has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

Any historical performance information included in this document prior to January 28, 2019 represents only hypothetical historical results. No representation is being made that the S&P 500® ESG Index will achieve a performance record similar to that shown. In fact, there may often be sharp differences between hypothetical performance and actual performance. Back-testing and other statistical analysis material provided to you in connection with the explanations of the potential returns associated with an investment in the S&P 500® ESG Index use simulated analysis and hypothetical assumptions in order to illustrate the manner in which the S&P 500® ESG Index may have performed in periods prior to the actual existence of the S&P 500® ESG Index. Alternative modelling techniques or assumptions may produce different hypothetical information that might prove to be more appropriate and that might differ significantly from the hypothetical information set forth above.

The results obtained from "back-testing" information should not be considered indicative of actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the S&P 500® ESG Index. You should not place undue reliance on the "back-testing" information, which is provided for illustrative purposes only. HSBC provides no assurance or guarantee that the S&P 500® ESG Index will operate or would have operated in the past in a manner consistent with the results presented in these materials.

Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical information. You should review and consider the hypothetical information only with the full S&P 500® ESG Index methodology.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.